Intensity Therapeutics, Inc.
61 Wilton Road, 3rd Floor

Westport, CT 06880

December 9, 2021

VIA EDGAR

Division of Corporation Finance
Office of Trade and Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Intensity Therapeutics, Inc.
Registration Statement on Form S-1
(File No. 333-260565)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 7, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, December 9, 2021 at 5:00 p.m. EST. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Intensity Therapeutics, Inc.

By:	/s/ Lewis H. Bender
Name:	Lewis H. Bender
Title:	President and Chief Executive Officer, Chairman